                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          The France Growth Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35177K108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 9, 1999
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





                               Page 1 of 10 Pages

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-----------------------                               ------------------------
CUSIP No.: 35177K108                 13D                  Page 2 of 10 Pages
-----------------------                               ------------------------



                                SCHEDULE 13D

CUSIP NO. 35177K108                             PAGE 2 OF 10 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                  WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       1,490,400
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                             0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  1,490,400
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                        0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              1,490,400
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               9.71%%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                             BK
-------------------------------------------------------------------------------


                               Page 2 of 10 Pages

         This Amendment No. 1 amends and supplements Items 3, 4 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"). In addition, this Amendment No.1 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name, business address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of Germany, except for David Clark and Zoe Shaw, who are citizens of Great Britain, and Erik Blahut, who is a citizen of Austria.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 1,490,400 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $19,744,269 (exclusive of commissions).

ITEM 4.  PURPOSE OF TRANSACTION

         The Bank and the Fund have recently discussed the persistent discount from net asset value at which the shares of Common Stock have traded and possible methods of reducing the discount. To the knowledge of the Bank, the Fund has not determined to pursue any of the courses of action discussed by the Bank and the Fund. The Fund initiated discussions concerning the possibility of the Fund offering representation on the Board of Directors of the Fund to the Bank. However, no agreement has been reached by the Bank and the Fund with respect to this matter.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 11, 1999, relating to the 1998 Annual Meeting of Stockholders of the Fund to be held on April 29, 1999 states that, as of February 9, 1999, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,490,400 shares of Common Stock, which constitute approximately 9.71% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.


                               Page 3 of 10 Pages

        Date             Number of Shares Purchased          Price Per Share
        ----             --------------------------          ---------------
   April 8, 1999                   10,000                        $13.6250
   April 9, 1999                   10,000                        12.4219




         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.









                               Page 4 of 10 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 1999                          BANKGESELLSCHAFT BERLIN AG


                                              By:   /s/ Gregory L. Melville
                                                    -------------------------
                                              Name Gregory L. Melville
                                              Title:   Assistant Director

                                              By:   /s/ Moritz Sell
                                                    -------------------------
                                              Name:  Moritz Sell
                                              Title:    Market Stategist












                               Page 5 of 10 Pages

                                                                        ANNEX A

         Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD


Name and Address            Principal Occupation
----------------            --------------------
Dr. Wolfgang Rupf           Speaker of the Managing Board of Bankgesellschaft
                            Berlin AG

Norbert Pawlowski           Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Hans Leukers                Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Leopold Troebinger          Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Dr. Thomas Kurze            Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Dr. Lothar Wackerbeck       Member of the Managing Board of Bankgesellschaft
                            Berlin AG

Dr. Johannes Evers          Member of the Managing Board of Bankgesellschaft
                            Berlin AG





                               Page 6 of 10 Pages

                               EXECUTIVE OFFICERS


Name and Address                         Principal Occupation
----------------                         --------------------
Christian Krueger                        Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of Germany

Willi Boehmer                            Managing Director of Bankgesellschaft Berlin AG

Peter Koenig                             Managing Director of Bankgesellschaft Berlin AG

Hans Joachim Bley                        Managing Director of Bankgesellschaft Berlin AG

Jochen W. Sawahn                         Managing Director of Bankgesellschaft Berlin AG

Dr. Joachim Preussner                    Managing Director of Bankgesellschaft Berlin AG

Heinrich Honerlage                       Managing Director of Bankgesellschaft Berlin AG
Konzern-Revision
Bankgesellschaft Berlin AG
Otto-Braun Str. 90
10249 Berlin
Federal Republic of Germany

Stefan Traegler                          Managing Director of Bankgesellschaft Berlin AG
Handels Controlling
Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany


                               Page 7 of 10 Pages





Name and Address                         Principal Occupation
----------------                         --------------------

Artur Fischer                            Managing Director of Bankgesellschaft  Berlin AG
Konzern-Organisation
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Helmut Ramthun                           Managing Director of Bankgesellschaft  Berlin AG
Konzern-Organisation
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany


Joachim Antczack                         Managing Director of Bankgesellschaft  Berlin AG


Wolfgang Stoeckel                        Managing Director of Bankgesellschaft  Berlin AG

Heinz-Dieter Gottschalk                  Managing Director of Bankgesellschaft  Berlin AG

Jochen Zimmermann                        Managing Director of Bankgesellschaft  Berlin AG

Frank-Michael Boenke                     Managing Director of Bankgesellschaft  Berlin AG

Georg-Heinrich Sieveking                 Managing Director of Bankgesellschaft  Berlin AG

Hadi Saidi                               Managing Director of Bankgesellschaft  Berlin AG

Gerhard Richter                          Managing Director of Bankgesellschaft  Berlin AG


                               Page 8 of 10 Pages





Name and Address                         Principal Occupation
----------------                         --------------------

Zoe Shaw                                 Managing Director of Bankgesellschaft  Berlin AG
Asset-Backed Transaktionen
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhaeuser         Managing Director of Bankgesellschaft  Berlin AG

Guenter Laubner                          Managing Director of Bankgesellschaft  Berlin AG

David Clark                              General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                          Managing Director of Bankgesellschaft  Berlin AG

Serge Demoliere                          Managing Director of Bankgesellschaft  Berlin AG

Hans-Werner Wilms                        Managing Director of Bankgesellschaft  Berlin AG

Tim Kettemann                            Managing Director of Bankgesellschaft Berlin AG

Bruno Schmidt-Voss                       Managing Director of Bankgesellschaft Berlin AG

Cord-Friedrich Koening                   Managing Director of Bankgesellschaft Berlin AG



                               Page 9 of 10 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

         The following shareholders of the Bank may be deemed to control the
Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.